SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934*

Amendment No. 8

SOUTHCROSS ENERGY PARTNERS, L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

84130C100

(CUSIP Number)

Bruce A. Williamson

1717 Main Street, Suite 5200

Dallas, Texas 75201

(214) 979-3700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 31, 2017

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84130C100

(1)	NAME OF REPORTING PERSONS Southcross Holdings GP LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 57,040,968 (1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 57,040,968 (1)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,040,968 (1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 72.1% (2)
(14)	TYPE OF REPORTING PERSON OO – limited liability company

(1)	Southcross Holdings Borrower LP (“Borrower”) owns 26,492,074 common units representing limited partner interests (“Common Units”), 18,335,181 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer. Borrower is owned of record 100% by Southcross Holdings Guarantor LP (“Guarantor”), and its non-economic general partner interest is held by Southcross Holdings Borrower GP LLC, which is owned of record 100% by Guarantor. Guarantor is owned of record 99.8% by Southcross Holdings LP (“Holdings”), and its 0.2% general partner interest is held by Southcross Holdings Guarantor GP LLC, which is owned of record 99% by Holdings and 1% by Southcross Holdings Intermediary LLC, which is owned 100% by Holdings. Southcross Holdings GP LLC (“Holdings GP”) is the non-economic general partner of Holdings. Therefore, Holdings GP may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by Borrower. The Class B Convertible Units convert into Common Units at the Class B Conversion Rate (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”), which is incorporated by reference herein) on the Class B Conversion Date (as defined in the Partnership Agreement). The Subordinated Units convert into Common Units on a one-for-one basis on the expiration of the Subordination Period (as defined in the Partnership Agreement). Because such Class B Convertible Units and Subordinated Units were acquired in connection with transactions having the purpose or effect of changing or influencing the control of the Issuer, such Class B Convertible Units and Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.
(2)	Based upon 48,614,187 Common Units, 18,335,181 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of November 13, 2017. For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary. See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

(1)	NAME OF REPORTING PERSONS Southcross Holdings LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 57,040,968 (1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 57,040,968 (1)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,040,968 (1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 72.1% (2)
(14)	TYPE OF REPORTING PERSON PN – limited partnership

(1)	Southcross Holdings Borrower LP (“Borrower”) owns 26,492,074 common units representing limited partner interests (“Common Units”), 18,335,181 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer. Borrower is owned of record 100% by Southcross Holdings Guarantor LP (“Guarantor”), and its non-economic general partner interest is held by Southcross Holdings Borrower GP LLC, which is owned of record 100% by Guarantor. Guarantor is owned of record 99.8% by Southcross Holdings LP (“Holdings”), and its 0.2% general partner interest is held by Southcross Holdings Guarantor GP LLC, which is owned of record 99% by Holdings and 1% by Southcross Holdings Intermediary LLC, which is owned 100% by Holdings. Therefore, Holdings may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by Borrower. The Class B Convertible Units convert into Common Units at the Class B Conversion Rate (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”), which is incorporated by reference herein) on the Class B Conversion Date (as defined in the Partnership Agreement). The Subordinated Units convert into Common Units on a one-for-one basis on the expiration of the Subordination Period (as defined in the Partnership Agreement). Because such Class B Convertible Units and Subordinated Units were acquired in connection with transactions having the purpose or effect of changing or influencing the control of the Issuer, such Class B Convertible Units and Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.
(2)	Based upon 48,614,187 Common Units, 18,335,181 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of November 13, 2017. For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary. See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

(1)	NAME OF REPORTING PERSONS Southcross Holdings Intermediary LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 57,040,968 (1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 57,040,968 (1)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,040,968 (1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 72.1% (2)
(14)	TYPE OF REPORTING PERSON OO – limited liability company

(1)	Southcross Holdings Borrower LP (“Borrower”) owns 26,492,074 common units representing limited partner interests (“Common Units”), 18,335,181 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer. Borrower is owned of record 100% by Southcross Holdings Guarantor LP (“Guarantor”), and its non-economic partner interest is held by Southcross Holdings Borrower GP LLC, which is owned of record 100% by Guarantor. Guarantor is owned of record 99.8% by Southcross Holdings LP (“Holdings”), and its 0.2% general partner interest is held by Southcross Holdings Guarantor GP LLC, which is owned of record 99% by Holdings and 1% by Southcross Holdings Intermediary LLC (“Intermediary”). Intermediary is owned of record 100% by Holdings. Therefore, Intermediary may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by Borrower. The Class B Convertible Units convert into Common Units at the Class B Conversion Rate (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”), which is incorporated by reference herein) on the Class B Conversion Date (as defined in the Partnership Agreement). The Subordinated Units convert into Common Units on a one-for-one basis on the expiration of the Subordination Period (as defined in the Partnership Agreement). Because such Class B Convertible Units and Subordinated Units were acquired in connection with transactions having the purpose or effect of changing or influencing the control of the Issuer, such Class B Convertible Units and Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.
(2)	Based upon 48,614,187 Common Units, 18,335,181 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of November 13, 2017. For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary. See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

(1)	NAME OF REPORTING PERSONS Southcross Holdings Guarantor GP LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 57,040,968 (1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 57,040,968 (1)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,040,968 (1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 72.1% (2)
(14)	TYPE OF REPORTING PERSON OO – limited liability company

(1)	Southcross Holdings Borrower LP (“Borrower”) owns 26,492,074 common units representing limited partner interests (“Common Units”), 18,335,181 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer. Borrower is owned of record 100% by Southcross Holdings Guarantor LP (“Guarantor”), and its non-economic general partner interest is held by Southcross Holdings Borrower GP LLC, which is owned of record 100% by Guarantor. Guarantor is owned of record 99.8% by Southcross Holdings LP (“Holdings”), and its 0.2% general partner interest is held by Southcross Holdings Guarantor GP LLC (“Guarantor GP”). Therefore, Guarantor GP may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by Borrower. The Class B Convertible Units convert into Common Units at the Class B Conversion Rate (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”), which is incorporated by reference herein) on the Class B Conversion Date (as defined in the Partnership Agreement). The Subordinated Units convert into Common Units on a one-for-one basis on the expiration of the Subordination Period (as defined in the Partnership Agreement). Because such Class B Convertible Units and Subordinated Units were acquired in connection with transactions having the purpose or effect of changing or influencing the control of the Issuer, such Class B Convertible Units and Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.
(2)	Based upon 48,614,187 Common Units, 18,335,181 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of November 13, 2017. For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary. See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

(1)	NAME OF REPORTING PERSONS Southcross Holdings Guarantor LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 57,040,968 (1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 57,040,968 (1)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,040,968 (1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 72.1% (2)
(14)	TYPE OF REPORTING PERSON PN – limited partnership

(1)	Southcross Holdings Borrower LP (“Borrower”) owns 26,492,074 common units representing limited partner interests (“Common Units”), 18,335,181 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer. Borrower is owned of record 100% by Southcross Holdings Guarantor LP (“Guarantor”), and its non-economic general partner interest is held by Southcross Holdings Borrower GP LLC, which is owned of record 100% by Guarantor. Therefore, Guarantor may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by Borrower. The Class B Convertible Units convert into Common Units at the Class B Conversion Rate (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”), which is incorporated by reference herein) on the Class B Conversion Date (as defined in the Partnership Agreement). The Subordinated Units convert into Common Units on a one-for-one basis on the expiration of the Subordination Period (as defined in the Partnership Agreement). Because such Class B Convertible Units and Subordinated Units were acquired in connection with transactions having the purpose or effect of changing or influencing the control of the Issuer, such Class B Convertible Units and Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.
(2)	Based upon 48,614,187 Common Units, 18,335,181 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of November 13, 2017. For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary. See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

(1)	NAME OF REPORTING PERSONS Southcross Holdings Borrower GP LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 57,040,968 (1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 57,040,968 (1)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,040,968 (1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 72.1% (2)
(14)	TYPE OF REPORTING PERSON OO – limited liability company

(1)	Southcross Holdings Borrower LP (“Borrower”) owns 26,492,074 common units representing limited partner interests (“Common Units”), 18,335,181 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer. Borrower is owned of record 100% by Southcross Holdings Guarantor LP and its non-economic general partner interest is held by Southcross Holdings Borrower GP LLC (“Borrower GP”). Therefore, Borrower GP may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by Borrower. The Class B Convertible Units convert into Common Units at the Class B Conversion Rate (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”), which is incorporated by reference herein) on the Class B Conversion Date (as defined in the Partnership Agreement). The Subordinated Units convert into Common Units on a one-for-one basis on the expiration of the Subordination Period (as defined in the Partnership Agreement). Because such Class B Convertible Units and Subordinated Units were acquired in connection with transactions having the purpose or effect of changing or influencing the control of the Issuer, such Class B Convertible Units and Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.
(2)	Based upon 48,614,187 Common Units, 18,335,181 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of November 13, 2017. For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary. See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

(1)	NAME OF REPORTING PERSONS Southcross Holdings Borrower LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 57,040,968 (1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 57,040,968 (1)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,040,968 (1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 72.1% (2)
(14)	TYPE OF REPORTING PERSON PN – limited partnership

(1)	Southcross Holdings Borrower LP (“Borrower”) directly owns 26,492,074 common units representing limited partner interests (“Common Units”), 18,335,181 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer. The Class B Convertible Units convert into Common Units at the Class B Conversion Rate (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”), which is incorporated by reference herein) on the Class B Conversion Date (as defined in the Partnership Agreement). The Subordinated Units convert into Common Units on a one-for-one basis on the expiration of the Subordination Period (as defined in the Partnership Agreement). Because such Class B Convertible Units and Subordinated Units were acquired in connection with transactions having the purpose or effect of changing or influencing the control of the Issuer, such Class B Convertible Units and Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.
(2)	Based upon 48,614,187 Common Units, 18,335,181 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of November 13, 2017. For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary. See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

EXPLANATORY NOTE

This Amendment No. 8 (this “Amendment”) amends and supplements the Schedule 13D filed on August 14, 2014, as amended on May 21, 2015, February 18, 2016, April 6, 2016, May 5, 2016, August 17, 2016, January 12, 2017, and August 15, 2017 (as amended, the “Original Schedule 13D” and, as amended by this Amendment, this “Schedule 13D”), and is being jointly filed by the Reporting Persons with respect to the Common Units, Class B Convertible Units and Subordinated Units of Southcross Energy Partners, L.P. (“SXE”). Capitalized terms used herein but not defined herein shall have the meanings attributed to them in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

The information previously provided in response to Item 3 is hereby amended and supplemented by adding to the end of Item 3 the following:

“On November 11, 2017, SHB received an additional 315,370 Class B PIK Units as distributions on the Class B Convertible Units.

The information provided or incorporated by reference in Item 4 and the second paragraph of Item 5 below is hereby incorporated by reference herein.”

Item 4.	Purpose of Transaction

Items 4(a), (j) of the Original Schedule 13D are hereby amended and supplemented by adding to the end thereof the following:

“Contribution Agreement

On October 31, 2017, Southcross Energy Partners, L.P. (“SXE” or the “Issuer”), and Southcross Energy Partners GP, LLC, the general partner of the Issuer (“SXE GP”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with American Midstream Partners, LP (“AMID”), and American Midstream GP, LLC, the general partner of AMID (“AMID GP”), and Cherokee Merger Sub LLC, a wholly owned subsidiary of AMID (“Merger Sub”). Upon the terms and subject to the conditions set forth in the Merger Agreement, SXE will merge with Merger Sub (the “Merger”), with SXE continuing its existence under Delaware law as the surviving entity in the Merger and wholly owned subsidiary of AMID.

Simulataneously with the execution of the Merger Agreement, on October 31, 2017, AMID and AMID GP, entered into a Contribution Agreement (the “Contribution Agreement”) with Southcross Holdings LP, a Delaware limited partnership that indirectly owns 100% of the limited liability company interests of SXE GP (“Holdings”). Upon the terms and subject to the conditions set forth in the Contribution Agreement, Holdings will form a new wholly owned subsidiary (“SXH Holdings”) and (i) immediately prior to the effective time of the Merger (the “Effective Time”) Holdings will contribute to SXE Holdings all of the equity interest in Southcross Holdings Intermediary LLC, Southcross Holdings Guarantor GP LLC and Southcross Holdings Guarantor LP, which in turn directly or indirectly own 100% of the limited liability company interest of SXE GP, and 100% of the partnership interest of SHB (which directly holds the securities of Issuer as reported herein), and (ii) at the Effective Time Holdings will contribute all of its equity interest in SXE Holdings to AMID and AMID GP in exchange for (1) the number of common units representing limited partner interest in AMID (each an “AMID Common Unit”) equal to $185,697,148, subject to certain adjustments for cash, indebtedness, working capital and transaction expenses contemplated by the Contribution Agreement, divided by $13.69, (2) 4.5 million new Series E convertible preferred units of AMID, (3) options to acquire 4.5 million AMID Common Units, and (4) 15% of the equity interest in AMID GP (the transactions contemplated thereby and the agreements ancillary thereto, the “Contribution”). The Contribution Agreement contains customary representations and warranties and covenants by each of the parties. The closing under the Contribution Agreement is conditioned upon, among other things: (i) expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as

amended (the “HSR Act”), (ii) the absence of certain legal impediments prohibiting the transactions and (iii) with respect to AMID’s obligation to close only, the conditions precedent contained in the Merger Agreement having been satisfied and the Merger having become effective substantially concurrently with the closing of the Contribution Agreement.

The Contribution Agreement contains provisions granting both parties the right to terminate the Contribution Agreement for certain reasons. The Contribution Agreement further provides that, upon termination by Southcross Holdings of the Contribution Agreement in the event of a Funding Failure (as defined in the Contribution Agreement), AMID may be required to pay a reverse termination fee in an amount equal to $17 million.

The foregoing summary of the Contribution Agreement set forth in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the full text of the Contribution Agreement, which is filed as Exhibit A.

Merger Agreement

On October 31, 2017, SXE and SXE GP entered into the Merger Agreement with AMID.

At the Effective Time each SXE Common Unit issued and outstanding or deemed issued and outstanding as of immediately prior to the Effective Time will be converted into the right to receive 0.160 (the “Exchange Ratio”) of an AMID Common Unit (the “Merger Consideration”), except for those SXE Common Units held by affiliates of SXE and SXE GP, which will be cancelled for no consideration. Each SXE Common Unit, Subordinated Unit (as defined in the Merger Agreement) and Class B Convertible Unit (as defined in the Merger Agreement) held by Southcross Holdings or any of its subsidiaries, issued and outstanding as of the Effective Time, will be canceled for no consideration in connection with the closing of the Merger. The SXE Incentive Distribution Rights (as defined in the Merger Agreement) outstanding immediately prior to the Effective Time will be cancelled for no consideration in connection with the closing of the Merger. Any equity interest in SXE owned upon consummation of the Contribution and immediately prior to the Effective Time by AMID, SXE or any of their respective subsidiaries will be canceled for no consideration in connection with the Merger.

The completion of the Merger is subject to the satisfaction or waiver of customary closing conditions, including: (i) holders of at least a majority of the outstanding SXE Common Units (except for those SXE Common Units held by SXE GP or its affiliates) voting as a class (“SXE Unitholder Approval”), at least a majority of the outstanding Subordinated Units, voting as a class, and at least a majority of the Class B Convertible Units, voting as a class, for the approval of the SXE Merger Agreement and the transactions contemplated thereby, and (ii) closing of the Contribution in accordance with the terms of the Contribution Agreement.

SXE has agreed, subject to certain exceptions with respect to unsolicited proposals, not to directly or indirectly solicit competing acquisition proposals or to enter into discussions concerning, or provide confidential information in connection with, any unsolicited alternative business combinations. However, the board of directors of SXE GP (the “SXE GP Board”) may, subject to certain conditions, change its recommendation in favor of the adoption of the Merger Agreement if, in connection with (i) the receipt of an alternative proposal, it determines in good faith, after consultation with its outside financial advisor and outside legal counsel, that the failure to effect such a change in recommendation would not be in the best interest of SXE and would be inconsistent with its duties under the Third Amended and Restated Limited Partnership Agreement of SXE, as amended or supplemented dated as of April 4, 2014 (the “Partnership Agreement”) and applicable law or (ii) a material event, circumstance, change or development that arises or occurs after the date of the Merger Agreement and that was not reasonably foreseeable at the time of the Merger Agreement, it determines in good faith that the failure to effect such a change in recommendation would be inconsistent with its duties under the Partnership Agreement and applicable law.

The Merger Agreement may be terminated by each of SXE and AMID under certain circumstances, including if the Merger is not consummated by June 1, 2018. The Merger Agreement also provides for certain termination rights for both SXE and AMID, and further provides that, upon termination of the Merger Agreement, under certain specified circumstances, SXE may be required to reimburse AMID’s expenses, subject to certain limitations, up to $0.5 million (“AMID Expenses”) or to pay AMID a termination fee of $2 million less any previous AMID expenses reimbursed by SXE (the “Termination Fee”).

The foregoing summary of the Merger Agreement set forth in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit B.

Voting Support Agreement

In connection with the Merger Agreement, Holdings, Holdings GP and SHB (together with Holdings and Holdings GP, the “Southcross Holdings Parties”) entered into a voting and support agreement with AMID (the “Voting Support Agreement”). Under the Voting Support Agreement, the Southcross Holdings Parties are required to vote their Subordinated Units and Class B Convertible Units, as applicable, in favor of the Merger. At least a majority of the outstanding Subordinated Units voting separately as a class must approve the Merger and at least a majority of the outstanding Class B Convertible Units voting separately as a class must approve the Merger. The Southcross Holdings Parties own of record or beneficially 12,213,713 Subordinated Units, representing all of the issued and outstanding Subordinated Units and 18,335,181 Class B Convertible Units, representing all of the issued and outstanding Class B Convertible Units. The SXE Common Units owned by the Southcross Holdings Parties are excluded from determining the SXE Unitholder Approval.

The foregoing summary of the Voting Support Agreement set forth in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Support Agreement, which is filed as Exhibit C.”

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and supplemented as follows:

“(a) and (b) As of November 13, 2017, 48,614,187 Common Units, 18,335,181 Class B Convertible Units and 12,213,713 Subordinated Units are outstanding. The Class B Convertible Units convert into Common Units at the Class B Conversion Rate on the Class B Conversion Date; the initial Class B Conversion Rate is 1.0 (i.e., one Common Unit for each Class B Convertible Unit). The Subordinated Units convert into Common Units on a one-for-one basis on the expiration of the Subordination Period. Because such Class B Convertible Units and Subordinated Units were acquired in connection with transactions having the purpose or effect of changing or influencing the control of SXE, such Class B Convertible Units and Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended. As a result of the relationship of the Reporting Persons, each of the Reporting Persons is deemed to be the beneficial owner, with shared power to vote or direct the vote and shared power to dispose or direct the disposition, of 57,040,968 Common Units, which constitutes approximately 72.1% of the outstanding Common Units (giving effect to the conversion of all outstanding Class B Convertible Units and Subordinated Units).

Southcross Holdings GP LLC

Amount Beneficially Owned: 57,040,968 (1)

Percentage: 72.1% (2)

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 57,040,968 (1)

Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 57,040,968 (1)

Southcross Holdings LP

Amount Beneficially Owned: 57,040,968 (1)

Percentage: 72.1% (2)

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 57,040,968 (1)

Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 57,040,968 (1)

Southcross Holdings Intermediary LLC

Amount Beneficially Owned: 57,040,968 (1)

Percentage: 72.1% (2)

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 57,040,968 (1)

Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 57,040,968 (1)

Southcross Holdings Guarantor GP LLC

Amount Beneficially Owned: 57,040,968 (1)

Percentage: 72.1% (2)

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 57,040,968 (1)

Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 57,040,968 (1)

Southcross Holdings Guarantor LP

Amount Beneficially Owned: 57,040,968 (1)

Percentage: 72.1% (2)

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 57,040,968 (1)

Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 57,040,968 (1)

Southcross Holdings Borrower GP LLC

Amount Beneficially Owned: 57,040,968 (1)

Percentage: 72.1% (2)

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 57,040,968 (1)

Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 57,040,968 (1)

Southcross Holdings Borrower LP

Amount Beneficially Owned: 57,040,968 (1)

Percentage: 72.1% (2)

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 57,040,968 (1)

Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 57,040,968 (1)

(1)	Borrower directly owns of record all of the 26,492,074 Common Units representing limited partner interests, 18,335,181 Class B Convertible Units representing limited partner interests and 12,213,713 Subordinated Units representing limited partner interests in SXE of which each Reporting Person has beneficial ownership. Borrower is owned of record 100% by Guarantor, and its non-economic general partner interest is held by Borrower GP, which is owned of record 100% by Guarantor. Guarantor is owned of record 99.8% by Holdings, and its 0.2% general partner interest is held by Guarantor GP, which is owned of record 99% by Holdings and 1% by Southcross Intermediary LLC, which is owned 100% by Southcross Holdings LP. Southcross Holdings GP LLC is the non-economic general partner of Holdings
(2)	Based upon 48,614,187 Common Units, 18,335,181 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of November 13, 2017. For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary.

Pursuant to the Plan, EIG and SXE Aggregator each own 33.33% of each of Holdings GP and Holdings and the Lenders own 33.34% of each of Holdings GP and Holdings.

EIG, together with EIG Management Company, LLC, EIG Asset Management, LLC, EIG Global Energy Partners, LLC, The R. Blair Thomas 2010 Irrevocable Trust, R. Blair Thomas, The Randall Wade 2010 Irrevocable Trust, The Kristina Wade 2010 Irrevocable Trust, and Randall S. Wade are referred to collectively in this Schedule 13D as the “EIG Parties.”

SXE Aggregator, together with TW/LM GP Sub, LLC, Tailwater Energy Fund I LP, TW GP EF-I, LP, TW GP EF-I GP, LLC, TW GP Holdings, LLC, Tailwater Holdings, LP, Tailwater Capital LLC, Jason H. Downie and Edward Herring, are referred to collectively in this Schedule 13D as the “Tailwater Parties.”

(c) There have been no reportable transactions in the Common Units, Class B Convertible Units or Subordinated Units that were effected in the last 60 days by the Reporting Persons or Controlling Persons, except as described above and in Items 3 and 4, which are incorporated by reference in this Item 5(c).

(d) To the knowledge of the Reporting Persons, no other person, other than the Reporting Persons, the EIG Parties, the Tailwater Parties, and the Lenders (and each of their respective direct or indirect affiliates), has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Units, Class B Convertible Units or Subordinated Units.

(e) Other than Southcross Energy LLC and Charlesbank Capital Partners, LLC, as previously reported in this Schedule 13D, no other Reporting Person has ceased to the beneficial owner of more than five percent of Common Units, Class B Convertible Units or Subordinated Units.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and supplemented as follows:

The information provided in Item 4 and in Exhibits A, B, and C is incorporated by reference into this Item 6.

Item 7.	Materials to be filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended by adding the following Exhibits:

Exhibit A	Contribution Agreement, dated October 31, 2017, by and among American Midstream Partners, LP, American Midstream GP, LLC, and Southcross Holdings LP (attached as Exhibit 2.2 to the Issuer’s Form 10Q dated September 30, 2017 (File No. 001-35719) filed with the Commission on November 13, 2017 and incorporated herein in its entirety by reference.)

Exhibit B	Agreement and Plan of Merger, dated October 31, 2017 by and among American Midstream Partners, LP, American Midstream GP, LLC, Southcross Energy Partners, L.P., and South Cross Energy Partners GP, LLC (attached as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K (File No. 001-35719) filed with the Commission on October 31, 2017 and incorporated herein in its entirety by reference).

Exhibit C	Voting and Support Agreement, dated October 31, 2017 by and among American Midstream Partners, LP, Southcross Holdings LP, Southcross Holdings GP, LLC, and Southcross Holdings Borrower, LP.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 13, 2017

SOUTHCROSS HOLDINGS GP LLC, a Delaware limited liability company

By:	/s/ Bruce A. Williamson
Bruce A. Williamson
President and Chief Executive Officer

SOUTHCROSS HOLDINGS LP, a Delaware limited partnership

BY:	SOUTHCROSS HOLDINGS GP LLC, Its General Partner

By:	/s/ Bruce A. Williamson
Bruce A. Williamson
President and Chief Executive Officer

SOUTHCROSS HOLDINGS INTERMEDIARY LLC, a Delaware limited liability company

By:	/s/ Bruce A. Williamson
Bruce A. Williamson
President and Chief Executive Officer

SOUTHCROSS HOLDINGS GUARANTOR GP LLC, a Delaware limited liability company

By:	/s/ Bruce A. Williamson
Bruce A. Williamson
President and Chief Executive Officer

SOUTHCROSS HOLDINGS GUARANTOR LP, a Delaware limited partnership

BY:	SOUTHCROSS HOLDINGS GUARANTOR GP LLC, Its General Partner

By:	/s/ Bruce A. Williamson
Bruce A. Williamson
President and Chief Executive Officer

SOUTHCROSS HOLDINGS BORROWER GP LLC, a Delaware limited liability company

By:	/s/ Bruce A. Williamson
Bruce A. Williamson
President and Chief Executive Officer

SOUTHCROSS HOLDINGS BORROWER LP, a Delaware limited partnership

BY:	SOUTHCROSS HOLDINGS BORROWER GP LLC, Its General Partner

By:	/s/ Bruce A. Williamson
Bruce A. Williamson
President and Chief Executive Officer